UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2017

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

CONTENTS

BiondVax Pharmaceuticals Ltd. (the “Company”) hereby announces, in accordance with Sections 2.10.10.6 and 2.10.10.7 of the shelf prospectus published in Israel on January 16, 2012, and in accordance to the shelf offering report published in Israel on February 28, 2013 (reference numbers: 2012-01-017205 and 2013-01-049656, respectively), that the tradable options (Series 4) issued by the Company and traded only on the Tel Aviv Stock Exchange Ltd. (“TASE”), Ticker number BVXV.W4, TASE no. 1127927 and ISIN: IL0011279275 (“Series 4 options”), are exercisable until Monday, February 27, 2017. In addition, the last trade day on TASE for Series 4 options is February 22, 2017. The exercise price of each Series 4 option is NIS 1.50 ($0.398 based on the exchange rate reported by the Bank of Israel on February 1, 2017, which is 3.768=$1.00).

Series 4 options that will not be exercised until February 27, 2017, shall expire and shall not grant any right whatsoever to its holders.

It is hereby clarified that the Series 4 options are not listed for trade on The NASDAQ Capital Market.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: February 2, 2017	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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